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                       G. DAVID GORDON & ASSOCIATES, P.C.
                               One Memorial Place
                         7633 East 63rd Place, Suite 210
                              Tulsa, Oklahoma 74133

Telephone: (918) 254-4997                              Facsimile: (918) 254-2988


July 21, 2005


Daniel L. Gordon
Branch Chief
US Securities and Exchange Commission
Washington, D.C.  20549

         Re:      Idea Sports Entertainment Group, Inc.
                  File No. 0-23100
                  Your letter dated July 11, 2005

Dear Sir:

The following are in response to your questions regarding our Form 10-KSB for the year ended December 31, 2004:

1. While each of the three warrant recipients do have major stock ownership, this does not meet the criteria of EITF 02-5, as you indicated.

o IMGI was organized in South Carolina on July 28, 2004; however, it had no cash operations until September 3, 2004, when the initial loan proceeds were made to IMGI.

o The Company's stock had generally traded in a range of $.01 to $.02 during the year prior to the purchase.

o While the warrant recipients had originated certain concepts which could be developed, the cost of developing these concepts was still to be raised and spent. In addition, the time to develop these projects had yet to be spent.

o Based on management's understanding of the status of the projects to be done, management determined that the fair market value of the acquisition was the $1,200 initial capitalization of IMGI.

2. As indicated, the Company acquired two television programs for warrants to acquire 1,750,000 shares of the Company's common stock at $.10 per share.

o At the time of the transaction, one script was substantially complete and the second was in outline form and only partially complete.

o Absent obtaining the costly services of someone experienced in valuing television programs, management determined that a valuation of the warrants using the Black-Scholes option pricing model should yield a value which we could assign to the programs.

3. Gaming was organized in Nevada on September 7, 2004, and the Company acquired it on October 27, 2004.

o Prior to October 27, 2004, Gaming had no assets or operations and as of this date, continues to have no assets or operations.

o It was management's understanding of the transaction that we had acquired a start-up company with no assets or operations.

o Any value would have to come from developing the business plan and obtaining casino customers to provide consultation and related services for.

o Accordingly, we placed no value on the transaction at the time it closed.

Should you have any questions, please do not hesitate to contact me.

                                         Very truly yours,

                                         G. DAVID GORDON & ASSOCIATES PC


                                         /s/ G. David Gordon
                                         -------------------------------
                                         G. David Gordon

GDG:saw